

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2020

Michael Jaffa
General Counsel
Genius Brands International, Inc.
190 N. Canon Drive, 4th Floor
Beverly Hills, CA 90210

>   **Re: Genius Brands International, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed September 4, 2020**
>   **File No. 333-248623**

Dear Mr. Jaffa:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Lamparski at (202) 551-4695 with any questions.

>   Sincerely,

>   Division of Corporation Finance
>   Office of Trade & Services

cc: Lawrence Elbaum